SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2007
Commission File Number: 033-97038
BROOKFIELD ASSET MANAGEMENT INC.
(Translation of registrant’s name into English)
BCE Place
Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
     This Form 6-K of Brookfield Asset Management Inc. dated April 25, 2007 and the exhibits hereto are hereby incorporated by reference as exhibits to Brookfield Asset Management Inc.’s registration statement on Form F-9 (File No. 333-112049).
EXHIBIT LIST

Exhibit	Description
99.1	Underwriting Agreement dated April 20, 2007
99.2	Consent of Torys LLP

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.
Date: April 25, 2007	By:	/s/ B. D. Lawson
		Name:	B. D. Lawson
		Title:	Managing Partner & CFO